

August 6, 2010

Benjamin L. Denny
President and Chief Executive Officer
Century Next Financial Corporation
505 North Vienna Street
Ruston, Louisiana 71270

> **Re: Century Next Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed June 17, 2010**
> **File No. 333-167589**

Dear Mr. Denny:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Allowance for Loan Losses, page 57

1.   Please revise to provide an expanded discussion of the change in methodology applied to your allowance for loan losses that was effective March 31, 2010, specifically identifying how the new methodology compares to your prior methodology. Also, quantify the anticipated effect the application of the new methodology will have on your allowance for loan losses and on the provision in the period the change is made.

Financial Statements

9. Income Taxes, page F-16

2.   Please revise to provide the tax rate reconciliation required by ASC 740-10-50-12 in a tabular format. Also, please revise to provide disaggregated information as to the specific nature of the items that make up your deferred tax assets and liabilities and to provide the amount of each item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Raymond A. Tiernan, Esq.
         Eric M. Marion, Esq.
         Elias, Matz, Tiernan & Herrick L.L.P.
         734 15th Street, N.W., 11th Floor
         Washington, D.C. 20005